Pricing Sheet dated December 27, 2010 relating to Offering Summary No. 2010-MTNDD684 dated November 24, 2010 Registration Statement Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in International Equities

604,000 Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due December 26, 2012

Buffered Performance Leveraged Upside SecuritiesSM

PRICING TERMS – DECEMBER 27, 2010
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Buffered PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because 90% of the stated principal amount of the Buffered PLUS is at risk, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.
Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund (“EEM”)
Share underlying index:	MSCI Emerging Markets Index
Aggregate principal amount:	$6,040,000
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see “Underwriting fee and issue price” below)
Pricing date:	December 27, 2010
Original issue date:	December 30, 2010
Maturity date:	December 26, 2012
Payment at maturity per Buffered PLUS:

•      If the final share price is greater than the initial share price:

$10 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

•      If the final share price is less than or equal to the initial share price but has decreased from the initial share price by an amount less than or equal to the buffer amount of 10% from the initial share price:

$10

•      If the final share price is less than the initial share price and has decreased from the initial share price by an amount greater than the buffer amount of 10% from the initial share price:

($10 x share performance factor) + $1.00

This amount will be less than the stated principal amount of $10. However, under no circumstances will the payment at maturity be less than $1.00 per Buffered PLUS.

Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Leveraged upside payment:	$10 x leverage factor x share percent increase
Initial share price:	$46.46
Final share price:	The closing price of one underlying share on the valuation date
Valuation date:	December 21, 2012, subject to postponement for non-trading days and certain market disruption events.
Leverage factor:	200%
Buffer amount:	10%
Maximum payment at maturity:	$12.30 per Buffered PLUS (123% of the stated principal amount)
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
CUSIP:	17316G610
ISIN:	US17316G6109
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer(3)
Per Buffered PLUS	$10.0000	$0.2250	$9.7750
Total	$6,040,000.00	$135,900.00	$5,904,100.00

(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.9250 per Buffered PLUS. You should refer to “Fees and selling concessions” and “Syndicate information” for more information.

(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Buffered PLUS, will receive an underwriting fee of up to $0.2250 for each Buffered PLUS sold in this offering. The actual per Buffered PLUS underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence. Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.2250, subject to reduction for volume purchase discounts, for each $10 Buffered PLUS they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.2250, subject to reduction for volume purchase discounts, for each $10 Buffered PLUS they sell. The total underwriting fee shown above gives effect to the actual amount of this variable selling concession. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Buffered PLUS declines. You should refer to “Risk Factors” and “Supplemental information regarding plan of distribution; conflicts of interest” in this offering summary for more information.

(3) The per Buffered PLUS proceeds to Citigroup Funding indicated above represent the minimum per Buffered PLUS proceeds to Citigroup Funding for any Buffered PLUS, assuming the maximum per Buffered PLUS underwriting fee of $0.2250. As noted in footnote (2), the underwriting fee is variable. The actual total proceeds to Citigroup Funding shown above gives effect to the actual amount of this variable selling concession.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE OFFERING SUMMARY DESCRIBING THE OFFERING AND THE RELATED PLUS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Offering Summary filed on November  24, 2010:

http://www.sec.gov/Archives/edgar/data/1318281/000119312510268753/dfwp.htm

PLUS Product Supplement filed on December 3, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000119312509246765/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE BUFFERED PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The Securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.